Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: March 8, 2022

On March 8, 2022 FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter and LinkedIn.

On March 8, 2022, FOXO Technologies Inc. sent the following Tweets under the Twitter handle @foxo_tech (https://twitter.com/foxo_tech):

●	@foxo_tech tweeted about the Nasdaq feature about the merger:

On March ,2022, FOXO Technologies added the following on LinkedIn (https://www.linkedin.com/company/foxotechnologies/):

●	@foxotechnologies shared via LinkedIn the merger via the Nasdaq feature